UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
washington, d.c. 20549
Amendment No. 1 to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Builders FirstSource, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
12008R-10-7
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Donald F. McAleenan
Corporate Secretary
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201
(214) 880-3500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$2,899,968	$113.97

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all option grants to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new option grants and cancelled pursuant to this offer. The new option grants have a value of $2,899,968 calculated using the Black-Scholes method based on a price per share of common stock of $7.48, the average of the high and low prices of the issuer’s common stock as reported on the NASDAQ Stock Market on April 18, 2008.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
          Amount Previously Paid: $113.97
          Form or Registration No.: SC TO-I
          Filing Party: Builders FirstSource, Inc.
          Date Filed: April 23, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐   third-party tender offer subject to Rule 14d-1.
☑   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☑

ITEM 4. Terms of the Transaction
SIGNATURE

SCHEDULE TO
(AMENDMENT NO. 1)
     This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO filed by Builders FirstSource, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on April 23, 2008 (the “Schedule TO”), wherein the Company offered to exchange certain outstanding eligible option grants for new option grants, on the terms and subject to the conditions described in the exchange offer, dated April 23, 2008 (the “Offer to Exchange”). The purpose of this Amendment No. 1 is to report the results of the Offer to Exchange.
ITEM 4. Terms of the Transaction
Item 4 of the Schedule TO is hereby amended and supplemented as follows:
     The exchange offer expired at 5:00 p.m., Eastern Time, on May 22, 2008. Optionholders eligible to participate in the exchange offer tendered, and the Company accepted for cancellation, eligible option grants to purchase an aggregate of 943,200 shares of the Company’s common stock from 24 participants, representing 100% of the total shares of common stock underlying options eligible for exchange in the Offer to Exchange. The Company will issue, or has already issued, new option grants to purchase an aggregate of 943,200 shares of common stock in exchange for the cancellation of the tendered eligible option grants. The exercise price per share of each new option granted in the Offer to Exchange is $7.15, which is the closing price of the Company’s common stock as reported by the NASDAQ Stock Market on the expiration date of the exchange offer.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Builders FirstSource, Inc.
By:	/s/ DONALD F. MCALEENAN
	Name:	Donald F. McAleenan
	Title:	Corporate Secretary
Date:	June 5, 2008

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